1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

September 26, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-196436; 814-00967

Ladies and Gentlemen:

On September 3, 2014, WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 2 to its Registration Statement on Form N-2 (File Number 333-196436) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comment raised by the staff of the Commission (the “Staff”) pursuant to a telephone call on September 26, 2014 between Edward P. Bartz of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comment is included in this letter, followed by the Fund’s response.

Comment: The Staff requests that the Fund undertake that it will either: (i) only issue debt securities titled “senior” debt if there exists other outstanding debt on the date of issuance which is subordinated in right of payment to the securities being issued or (ii) will submit to the Staff for its review, comment and declaration of effectiveness prior to publication a copy of the prospectus supplement with respect to any such offering of debt securities.

Response: As requested by the Staff, the Fund undertakes that it will either: (i) only issue debt securities titled “senior” debt if there exists other outstanding debt on the date of issuance which is subordinated in right of payment to the securities being issued or (ii) will submit to the Staff for its review, comment and declaration of effectiveness prior to publication a copy of the prospectus supplement with respect to any such offering of debt securities.

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United States Securities and Exchange Commission September 26, 2014 Page 2

The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.

David J. Harris, Dechert LLP